iteris

949.270.9400
iteris.com

1700 Carnegie Avenue, Suite 100
Santa Ana, CA 92705

August 16, 2017

D. Kyle Cerminara
c/o Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, NC 28209

Dear Kyle,

I understand that you have decided not to stand for re-election.

In connection with your departure from our board, this letter memorializes your and Iteris' agreement to the following with respect to the upcoming 2017 Iteris annual stockholder meeting:

- You will vote all of the shares that you beneficially own for the slate of directors nominated by Iteris. Your obligation to vote includes causing all of the members of your 13D group (i.e. the Fundamental Global Investor entities and RELM Wireless) and your other affiliates (collectively your "related parties") to vote the same.

- You and your related parties will not, directly or indirectly, nominate yourself, nominate any other person as a director of the ITI Board, make any shareholder proposals or make, support or join in any proxy solicitations (other than a proxy solicitation by the Iteris board).

- In consideration of the above, Iteris will accelerate the vesting of your 8,146 ITI Restricted Stock Units as of the date of the 2017 annual stockholder meeting.

Thank you for your service to the Iteris board of directors.

Yours Truly,

Tom Thomas

Tom Thomas
Chairman of the Iteris, Inc. Board of Directors

Acknowledged and Agreed:

Kyle Cerminara